Exhibit 4.12

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this "Agreement") is made and entered into on December 28, 2012, by and between MASLAND CARPETS, LLC ("Seller"), a Georgia limited liability company, and the DEVELOPMENT AUTHORITY OF GORDON COUNTY ("Buyer"), a Georgia public body corporate and politic.

WI T N E S S E T H:

WHEREAS, Seller is the owner of several carpet-dyeing buildings (the "Improvements"), located on an approximately 46.44 acre site, more particularly described in Exhibit A attached hereto, in Gordon County, Georgia (the "Site"), and related equipment more particularly described in Exhibit B attached hereto (the "Equipment"), which Seller proposes to sell to Buyer pursuant to this Agreement; and

WHEREAS, Buyer will obtain funds to purchase the Site, the Improvements, and the Equipment (collectively the "Facilities") from Seller by obtaining a loan (the "Loan") from Masland Carpets, LLC (the "Lender"), pursuant to the Loan Agreement, dated this date (the "Loan Agreement"), between Buyer and the Lender;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereby agree as follows:

ARTICLE I
PURCHASE AND SALE

1.1
Agreement to Sell and Purchase the Facilities. Seller hereby agrees to sell and convey to Buyer, and Buyer hereby agrees to purchase and take from Seller, subject to and in accordance with all of the terms and conditions of this Agreement, the Facilities.

1.2
Purchase Price. The purchase price for the Facilities (the "Purchase Price") shall be $5,339,217.03. The Purchase Price shall be paid by Buyer to Seller on the Closing Date, by wire delivery of funds through the Federal Reserve System to an account designated in writing by Seller or by the exchange of indebtedness of Buyer to Seller for the property being purchased.

1.3	Closing. The closing of the purchase and sale of the Facilities (the "Closing") shall be held at the offices of Buyer on December 28, 2012 (the "Closing Date").

1.4	Access and Inspection; Delivery of Documents and Information by Seller.

(a)Between the date of this Agreement and the Closing Date, Buyer and Buyer's agents and designees shall have the right to enter the Facilities for the purposes of inspecting the Facilities, conducting tests, and making surveys and any other investigations and inspections (collectively the "Inspections") as Buyer may reasonably require to assess the condition of the facilities;

provided, however, that such activities by or on behalf of Buyer on the Facilities shall not materially damage the Facilities or interfere with Seller's lawful use of the Facilities.

(b) On or before the date one (I) day prior to the Closing Date, Seller shall deliver to Buyer, if not previously delivered, or make available to Buyer for examination or copying by Buyer, at the address for Buyer set forth below Buyer's execution of this Agreement, the following documents and information with respect to the Facilities (collectively the "Facilities Information"): (i) all surveys, environmental, engineering, and mechanical data relating to the Facilities, and reports such as soils reports and environmental audits, which are in Seller's possession or which Seller can obtain with reasonable effort; and (ii) a copy of any policy of title insurance issued in favor of Seller, together with legible copies of all instruments referenced therein. All of the Facilities Information provided to Buyer or to any third party shall be and is provided without warranty as to any of the matters set forth therein, and Buyer hereby acknowledges and agrees that no warranties, either express or implied, shall be deemed to have been given or made by Seller, its agents, employees, or representatives as to the content, authenticity, truthfulness, correctness, or otherwise with respect to any of the Facilities Information. In the event the Closing hereunder does not occur for any reason, Buyer agrees to return to Seller all of the Facilities Information.

1.5
Title. Seller covenants to convey to Buyer at the Closing good and marketable fee simple title in and to the Facilities by limited warranty deed and bill of sale. For the purposes of this Agreement, "good and marketable fee simple title" shall mean fee simple ownership that is: (i) free of all claims, liens, and encumbrances of any kind or nature whatsoever other than the Permitted Exceptions, herein defined; and (ii) insurable by a title insurance company reasonably acceptable to Buyer, at then current standard rates under the standard form of ALTA owner's policy of title insurance (ALTA Form 2006), with the standard or printed exceptions therein deleted and without exception other than for the Permitted Exceptions. For the purposes of this Agreement, the term "Permitted Exceptions" shall mean: (A) current city, state, and county ad valorem taxes not yet due and payable; (B) all easements, restrictions, reservations, and rights of-way of record serving the Facilities; and (C) any matters revealed by the title commitment or survey.

1.6	Proceedings at Closing. On the Closing Date, the Closing shall take place as follows:

(a)Seller shall deliver to Buyer a Limited Warranty Deed to the Facilities, in recordable form, and such other documents as are customary or reasonably required by the title company and Buyer in such form as is reasonably approved by Buyer in order to ensure Buyer has good and marketable fee simple title to the Facilities.

(b)    Seller shall deliver to Buyer a Bill of Sale and Assignment to the Equipment and such other documents as are customary or reasonably required by Buyer in such form as is reasonably approved by Buyer in order to ensure Buyer has good and merchantable title to the Equipment.

(c)    Buyer shall pay the Purchase Price to Seller in accordance with the provisions of this Agreement.

1.7    Costs of Closing. All costs and expenses of the transactions contemplated hereby shall be paid by Seller.

1.8    Warranties, Representations, and Additional Covenants of Seller.

(a)Seller represents and warrants to Buyer, knowing that Buyer is relying on each such representation and warranty, that:

(1)     There are no actions, suits, or proceedings pending or threatened against, by, or affecting Seller that affect title to the Facilities or that question the validity or enforceability of this Agreement as to Seller or of any action taken by Seller under this Agreement, in any court or before any governmental authority, domestic or foreign.

(2)    To the best of Seller's knowledge and belief, there are no violations or potential violation of, any zoning, building, health, environmental, or other laws, codes, ordinances, regulations, orders, or requirements of any city, county, state, or other governmental authority having jurisdiction thereof, or any private restrictive covenants affecting the Facilities.

(3)    There are no pending, threatened, or contemplated condemnation actions involving all or any portion of the Facilities or any interest therein, and, to the best of Seller's knowledge and belief, there are no existing, proposed, or contemplated plans to widen, modify, or realign any public rights-of-way located adjacent to any portion of the Site.

(4)    There are no leases or other agreements for use, occupancy, or possession presently in force with respect to all or any portion of the Facilities other than the Permitted Exceptions.

(b)Seller covenants with Buyer that:

(1)    Between the date hereof and the Closing Date, without the prior written approval of Buyer, Seller shall not, except for Permitted Exceptions, (A) make or enter into any lease or other agreement for the use, occupancy, or possession of all or any part of the Facilities or (B) encumber the Facilities, unless such lease, other agreement, or encumbrance is terminated on or before the Closing Date as to the Facilities.

(2)    On or before the Closing Date, Seller shall cause the Facilities to be released from any and all liens, monetary encumbrances, and security interests arising by, through, or under Seller other than (A) real estate ad valorem taxes and assessments for the current year and all subsequent years thereafter and (B) Permitted Exceptions.

(3)    On the Closing Date there will be no indebtedness arising by, through, or under Seller to any contractor, laborer, mechanic, materialman, architect, engineer, or any other person for work, labor, or services performed or rendered, or for materials supplied or furnished, in connection with the Facilities for which any such person could claim a lien against the Facilities, unless Seller has provided Buyer with reasonable indemnification or title insurance with respect to such claim of lien.

Seller acknowledges and agrees that no examination or investigation of the Facilities by or on behalf of Buyer prior to the Closing shall in any way modify, affect, or diminish Seller's obligations under the representations, warranties, covenants, and agreements set fo1th in this Agreement. Except for the specific representations, warranties, and covenants set fo1th in this Section 1.8, Seller is conveying the Facilities "AS IS, WHERE IS, AND WITH ALL FAULTS," and Buyer assumes the risk that adverse physical characteristics and existing conditions may not have been revealed by the Inspections. The representations, warranties, and additional covenants of Seller set forth in this Section 1.8 shall survive the Closing for a period of one (I) year from the Closing Date.

1.9    Conditions of Buyer's Obligations.    Buyer's obligations to consummate the purchase and sale of the Facilities on the Closing Date shall be subject to the satisfaction or performance of the following terms and conditions, any one or more of which may be waived in writing by Buyer, in whole or in part, on or as of the Closing Date:

(a)    Seller shall have fully and completely kept, observed, performed, satisfied, and complied with all terms, covenants, conditions, agreements, requirements, restrictions, and provisions required by this Agreement to be kept, observed, performed, satisfied, or complied with by Seller before, on, or as of the Closing Date;

(b)    the representations and warranties of Seller in this Agreement (and the substantive facts contained in any representations and warranties limited to Seller's knowledge and belief) shall be true and correct in all material respects, and certified by Seller to Buyer as such, on and as of the Closing Date, in the same manner and with the same effect as though such representations and warranties had been made on and as of the Closing Date; and

(c)    Buyer shall have obtained the Loan and shall have sufficient unspent proceeds from the Loan to pay the Purchase Price due on the Closing Date.

If any of the foregoing conditions have not been satisfied or performed or waived in writing by Buyer on or as of the Closing Date, Buyer shall have the right, at Buyer's option, either: (i) to postpone the Closing scheduled for the Closing Date, by giving written notice to Seller on or before the Closing Date, in which event the Closing shall be postponed until such time as the foregoing conditions have been satisfied or performed or waived in writing by Buyer; or (ii) if such failure of condition constitutes a breach of representation or warranty by Seller, constitutes a failure by Seller to perform any of the terms, covenants, conditions, agreements, requirements, restrictions, or provisions of this Agreement, or otherwise constitutes a default by Seller under this Agreement, to exercise such rights and remedies as may be provided for in Section 1.11 of this Agreement.

1.10    Possession at Closing. Seller shall surrender possession of the Facilities to Buyer on the Closing Date.

1.11    Remedies. If (i) any representation or warranty of either party set forth in this Agreement shall prove to be untrue or incorrect in any material respect; or (ii) either party shall fail to keep, observe, perform, satisfy, or comply with, fully and completely, any of the terms, covenants, conditions, agreements, requirements, restrictions, or provisions required by this Agreement to be kept, observed, performed, satisfied, or complied with by such patty; or (iii) the purchase and sale of the Facilities is otherwise not consummated in accordance with the terms and provisions of this Agreement due to circumstances or conditions that constitute a default by either party under this Agreement (the matters described in the foregoing clauses (i), (ii), and (iii) are herein sometimes collectively called "Defaults"), then the other party may, in its sole discretion and as its sole and exclusive remedy as a result of any Defaults, enforce this Agreement and the purchase and sale transactions contemplated herein by specific performance. Each party hereby expressly waives any right to seek or obtain any monetary judgment or damages against the other party in the event of any Defaults and acknowledges and agrees that no other damages, rights, or remedies shall be collectible, enforceable, or available to such party.

1.12    Risk of Loss and Insurance. Between the date of this Agreement and the Closing Date, the risks and obligations of ownership and loss of the Facilities and the correlative rights against insurance carriers and third parties shall belong to Seller. In the event of the damage or destruction of any portion of the Facilities prior to the Closing Date, Buyer shall have the right, at Buyer's option, to postpone the Closing scheduled for the Closing Date, by giving written notice to Seller prior to the Closing Date, in which event the Closing shall be postponed until such time as the Facilities shall be restored, repaired, or replaced to their condition immediately preceding such damage or destruction.

1.13    Condemnation. In the event of the taking of all or any part of the Facilities, or any interest therein, by eminent domain proceedings, or the commencement or bona fide threat of the commencement of any such proceedings, prior to the Closing, Buyer shall have the right, at Buyer's option, to cancel the Closing, by giving written notice thereof to Seller prior to the Closing, in which event the Closing shall be cancelled. If Buyer does not so cancel the Closing, the Purchase Price shall be reduced by the total of any awards or other proceeds received by Seller prior to Closing with respect to any taking, and, at Closing, Seller shall assign to Buyer all rights of Seller in and to any awards or other proceeds to be paid or to become payable after Closing by reason of any taking. Seller shall notify Buyer of eminent domain proceedings within five (5) days after Seller has notice thereof.

1.14    Broker and Commission. All negotiations relative to this Agreement and the purchase and sale of the Facilities as contemplated by and provided for in this Agreement have been conducted by and between Seller and Buyer without the intervention of any person or other party as agent or broker. Seller and Buyer warrant and represent to each other that Seller and Buyer have not entered into any agreement or arrangement and have not received services from any broker or broker's employees or independent contractors that would give rise to any claim of lien or lien against the Facilities, and there are and will be no broker's commissions or fees payable in connection with this Agreement or the purchase and sale of the Facilities by reason of their respective dealings, negotiations, or communications.

1.15    Further Assurances; Survival. At the Closing, and from time to time thereafter, Seller shall do all such additional and further acts, and shall execute and deliver all such additional and further deeds, affidavits, instruments, certificates, and documents, as Buyer or any title insurer may reasonably require fully to vest in and assure to Buyer full right, title, and interest in and to the Facilities to the full extent contemplated by this Agreement and otherwise to effectuate the purchase and sale of the Facilities as contemplated by and provided for in this Agreement. All the prov1s1ons of this Article I (including, without limitation, the representations, covenants, and warranties of Seller as set forth in this Agreement) shall survive the consummation of the purchase and sale of the Facilities on the Closing Date, the delivery of the deed to Buyer, and the payment of the Purchase Price for a period of one (I) year from the Closing Date.

ARTICLE II

GENERAL PROVISIONS

2.1    Notices. Whenever any notice, demand, or request is required or permitted under this Agreement, such notice, demand, or request shall be in writing and shall be delivered by hand, be sent by registered or certified mail, postage prepaid, return receipt requested, or be sent by nationally recognized commercial courier for next business day delivery, to the addresses set forth below their respective executions hereof, or to such other addresses as are specified by written notice given in accordance herewith, or shall be transmitted by facsimile to the number for each party set forth below their respective executions hereof, or to such other numbers as are specified by written notice given in accordance herewith. All notices, demands, or requests delivered by hand shall be deemed given upon the date so delivered; those given by mailing as hereinabove provided shall be deemed given on the date of deposit in the United States Mail; those given by commercial courier as hereinabove provided shall be deemed given on the date of deposit with the commercial courier; and those given by facsimile shall be deemed given on the date of facsimile transmittal. Nonetheless, the time period, if any, in which a response to any notice, demand, or request must be given shall commence to run from the date of receipt of the notice, demand, or request by the addressee thereof. Any notice, demand, or request not received because of changed address or facsimile number of which no notice was given as hereinabove provided or because of refusal to accept delivery shall be deemed received by the party to whom addressed on the date of hand delivery, on the date of facsimile transmittal, on the first calendar day after deposit with commercial courier, or on the third calendar day following deposit in the United States Mail, as the case may be.

2.2    Limited Obligations. It is understood and agreed that in the performance of the agreements of Buyer herein contained, any obligation it may thereby incur for the payment of money shall not constitute a general obligation of Buyer but shall be a limited obligation of Buyer payable solely out of the proceeds of the Loan, and no recourse shall be had or claim shall be made against any other assets, properties, or revenues of Buyer to satisfy any obligations of Buyer under this Agreement.

2.3    Facsimile as Writing.    The parties expressly acknowledge and agree that, notwithstanding any statutory or decisional law to the contrary, the printed product of a facsimile transmittal shall be deemed to be "written" and a "writing" for all purposes of this Agreement.

2.4    Assignment; Parties. This Agreement may not be assigned by Buyer, in whole or in part, without the prior written consent of Seller, which consent may be withheld in the sole and absolute discretion of Seller. This Agreement may be assigned by Seller, in whole or in part, without the prior written consent of Buyer, but with prior written notice to Buyer of such assignment and the identity of the assignee. This Agreement shall be binding upon and enforceable against, and shall inure to the benefit of, Buyer and Seller and their respective successors and assigns.

2.5    Headings. The use of headings, captions, and numbers in this Agreement is solely for the convenience of identifying and indexing the various provisions in this Agreement and shall in no event be considered otherwise in construing or interpreting any provision in this Agreement.

2.6    Exhibits. Each and every exhibit referred to or otherwise mentioned in this Agreement is attached to this Agreement and is and shall be construed to be made a part of this Agreement by such reference or other mention at each point at which such reference or other mention occurs, in the same manner and with the same effect as if each exhibit were set fo1th in full and at length every time it is referred to or otherwise mentioned.

2.7    Defined Terms. Capitalized terms used in this Agreement shall have the meanings ascribed to them at the point where first defined, irrespective of where their use occurs, with the same effect as if the definitions of such terms were set forth in full and at length every time such terms are used.

2.8    Pronouns. Wherever appropriate in this Agreement, personal pronouns shall be deemed to include the other genders and the singular to include the plural.

2.9    Severability. If any term, covenant, condition, or provision of this Agreement, or the application thereof to any person or circumstance, shall ever be held to be invalid or unenforceable, then in each such event the remainder of this Agreement or the application of such term, covenant, condition, or provision to any other person or any other circumstance (other than those as to which it shall be invalid or unenforceable) shall not be thereby affected, and each term, covenant, condition, and provision hereof shall remain valid and enforceable to the fullest extent permitted by law.

2.10    Non-Waiver. Failure by any party to complain of any action, non-action, or breach of any other party shall not constitute a waiver of any aggrieved party's rights hereunder. Waiver by any party of any right arising from any breach of any other party shall not constitute a waiver of any other right arising from a subsequent breach of the same obligation or for any other default, past, present, or future.

2.11    Time of Essence; Dates. Time is of the essence of this Agreement. If any date set forth in this Agreement shall fall on, or any time period set forth in this Agreement shall expire on, a day that is a Saturday, Sunday, federal or state holiday, or other non-business day, such date shall automatically be extended to, and the expiration of such time period shall automatically be extended to, the next day that is not a Saturday, Sunday, federal or state holiday, or other non-business day.

2.12    Applicable Law. This Agreement shall be governed by, construed under, and interpreted and enforced in accordance with the laws of the State of Georgia.

2.13    Entire Agreement; Modification. This Agreement supersedes all prior oral or written discussions and agreements between Seller and Buyer with respect to the purchase and sale of the Facilities and other matters contained herein, and this Agreement contains the sole and entire understanding between Seller and Buyer with respect thereto. This Agreement shall not be modified or amended except by an instrument in writing executed by or on behalf of Seller and Buyer.

2.14    Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

[Signatures and Seals to Follow]

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute, seal, and deliver this Agreement, all as of the day and year first written above.

SELLER:

MASLAND CARPETS, LLC

By: /s/ Jon A. Faulkner (SEAL)
Jon A. Faulkner, President

Initial address for notices:

2208 South Hamilton Street Extension
Dalton, Georgia 30721
Telecopy:

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

BUYER:

DEVELOPMENT AUTHORITY OF GORDON COUNTY

By: /s/ Larry Roye
Chairman

Initial address for notices:
300 South Wall Street
Calhoun, Georgia 3070 l Telecopy: (706) 625-5062 Attention: President

ATTEST:

/s/ Ray Towers
Secretary (SEAL)

EXHIBIT "B"
DESCRIPTION OF THE EQUIPMENT
[Attached]

EXHIBIT B

Asset	Subnumber	Capitalized on	Asset description	Model	Serial Number
10010636	0	3/7/2006	Boiler House Project - Rebuild		
10010638	0	2/16/2006	Awning and Down Spout - Plant 2		
10010640	0	5/31/2006	New Dock Door - Plant 1		
10010642	0	5/15/2006	Pipe Insulation - Plant 2		
10010644	0	10/13/2006	Driveway for Plant #2		
10010646	0	10/12/2006	Concrete Floor - Plant #2		
10010650	0	6/18/2007	Dock Door - Tile Dept Plant 1		
10010652	0	11/6/2007	Well Water Project		
10010665	0	10/13/2008	Roof Perlins - Stucture Support		
10010667	0	11/4/2008	Heating & Air Unit - Office		
10011596	0	2/5/2006	5 Forklifts		
			Toyota	7FGCU35	63259
			Toyota	7FGCU35	63255
			Toyota	7FGCU35	63245
			Toyota	7FGCU35	63250
			Toyota	7FGCU35	63261
10011597	0	2/5/2006	Forklift (Toyota)	7FGCU35	62256
10011598	0	2/5/2006	Forklift (Toyota)	7FGCU30	64658
10011421	0	2/5/2006	Office furniture and equipment		
10011422	0	2/5/2006	Tank, hot water storage		
10011423	0	2/5/2006	Dryer, steam heated		
10011430	0	2/5/2006	Boiler, fire tube		
10011431	0	2/5/2006	Boiler, fire tube		
10011435	0	2/5/2006	Maintenance shop equipment		
10011460	0	2/5/2006	Dye line, continuous		
10011461	0	2/5/2006	Dryer, wet goods continuous		
10011462	0	2/5/2006	Tank farm, dye		
10011463	0	2/5/2006	Softner, water system		
10011464	0	2/5/2006	Compressor, air		
10011465	0	2/5/2006	Compressor, air		
10011466	0	2/5/2006	Compressor, air		
10011467	0	2/5/2006	Tank, fiberglass		
10011468	0	2/5/2006	Compressor, air		
10011469	0	2/5/2006	Dryer, air		
10011470	0	2/5/2006	Dryer, air		
10011471	0	2/5/2006	Inspection station		
10011472	0	2/5/2006	Maintenance shop equipment and spare parts

Asset	Subnumber	Capitalized on	Asset description	Model	Serial Number
10011473	0	2/5/2006	Racking, pallet with wood decking		
10011474	0	2/5/2006	Baler		
10011476	0	2/5/2006	Scale, floor digital		
10011477	0	2/5/2006	R&D laboratory equipment		
10011478	0	2/5/2006	Dye color laboratory equipment		
10011479	0	2/5/2006	Color Matching System		
10011480	0	2/5/2006	Kusters sample laboratory equipment		
10011484	0	2/5/2006	Tank, water with 100 hp 1,200 gpm pump		
10011485	0	2/5/2006	Tank, water		
10011486	0	2/5/2006	Tank, water		
10011487	0	2/5/2006	Forklift, sit down rider (Mitsubishi)	FGC30	AF83A00556
10011542	0	2/5/2006	Scissor lift		
10011543	0	3/30/2006	Kuster Vacuum Pump		
10011544	0	8/31/2006	Dryer Upgarde		
10011547	0	1/25/2006	Heat Exchanger		
10011548	0	2/21/2006	Micro Motion Meter		
10011567	0	2/5/2007	Air Dryer for Compressor		
10011568	0	4/6/2007	Heating and Air Unit - Kuster Dye Room		
10011569	0	5/30/2007	Heating and Air Unit - Kuster Lab		
10011570	0	6/26/2007	Viscometer - Tank Farm		
10011574	0	1/2/2007	Power Heart Project		
10011593	0	8/26/2009	Lift Truck - Mitsubishi Lift Truck	FGC30	AF83B00400
10011715	0	11/14/2011	Equipment Purchase for Fluid Dyer Modifications		
10011715	1	1/1/2012	ad chg Equipment Purchase for Fluid Dyer Modific.		
10011717	0	11/14/2011	Fluid Dyer from Live Oak		
10011736	0	1/1/2003	9 tanks on Echo 7		
10011488	0	2/5/2006	Trailer		
10011489	0	2/5/2006	Trailer		
10011490	0	2/5/2006	Trailer		
10011494	0	2/5/2006	Trailer		
10011495	0	2/5/2006	Trailer		
10011577	0	2/4/2008	Trailer - 1997 (3785)		
10011578	0	1/7/2008	Trailer - 1997 (3783)		
10031891	0	8/1/2001	AD CH CHEROKEE KENWORTH 100 TR	KENWORTH	1NKDL09X71J868211
10011491	0	2/5/2006	Tractor Freightliner (1997)	FREIGHTLINER	1FUY3MCB4VL831854
10011496	0	2/5/2006	Tractor Volvo.(2000)	VOLVO	4V4ND2JF8YN238943
10000001058	0	3/18/2012	Equipment Installation		
10000001059	0	10/30/2011	Equipment Purchase		
10000001064	0	10/30/2011	Fluid Dyer from Live Oak		
10000001552	0	9/2/2012	Supply Room		
Add			Plant 1 Broadloom Racks		
Add			Ford F-150 Pick Up Truck (2005)	FORD	1FTRF2W65NAB2467